                                                      Pursuant to rule 424(b)(5)
                                                      Registration No. 333-38611
PROSPECTUS SUPPLEMENT
----------------------------------
(TO PROSPECTUS DATED OCTOBER 30, 1997)

                                 598,131 SHARES

                             JDN REALTY CORPORATION
(JDN REALTY CORPORATION LOGO)
                                  COMMON STOCK
                             ---------------------
     JDN Realty Corporation (the "Company" or "JDN") is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of January 31, 1998, the Company owned and operated, either directly or through affiliated entities or joint ventures, 70 properties containing approximately 8.4 million square feet of gross leasable area located in 12 states, primarily in the Southeast.

     All of the shares of common stock of the Company, par value $.01 per share (the "Common Stock"), offered hereby are being sold by the Company (the "Offering"). To assist the Company in maintaining its qualification as a REIT, ownership by any person is limited to 8% of the Common Stock, with certain exceptions.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "JDN." On February 18, 1998, the last reported sale price of the Common Stock on the NYSE was $33.4375 per share. The Company pays regular quarterly distributions. See "Price Range of Common Stock and Distributions."
                             ---------------------
     SEE "RISK FACTORS" IN THE COMPANY'S CURRENT REPORT ON FORM 8-K, DATED JANUARY 26, 1998, INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS, FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                            PUBLIC                  DISCOUNT                COMPANY(1)
-------------------------------------------------------------------------------------------------------------
Per Share.........................           (1)                      (1)                    $31.7675
-------------------------------------------------------------------------------------------------------------
Total.............................           (1)                      (1)                  $19,001,127
=============================================================================================================

(1) The Underwriter has agreed to purchase the Common Stock from the Company at a price of $31.7675 per share, resulting in aggregate proceeds to the Company of $19,001,127 before payment of expenses by the Company estimated at $100,000, subject to the terms and conditions of an Underwriting Agreement. The Underwriter intends to sell the shares of Common Stock to the sponsor of a newly formed unit investment trust (the "Trust") at an aggregate purchase price of $19,201,142, resulting in an aggregate underwriting discount of $200,015. See "Underwriting". Such sponsor intends to deposit the shares of Common Stock into the Trust in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of securities in the Trust; for purposes of this calculation, the value of the Common Stock as of the evaluation time for units of the Trust was $33.4375, the last reported sale price of the Common Stock on the NYSE on February 18, 1998. See "Underwriting" for a description of the Company's indemnification arrangements with the Underwriter.
                             ---------------------
     The shares of Common Stock are offered by the Underwriter, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the Common Stock will be made on or about February 23, 1998 at the offices of A.G. Edwards & Sons, Inc., One North Jefferson Avenue, St. Louis, Missouri 63103.


                           A.G. EDWARDS & SONS, INC.
February 18, 1998

         THE UNDERWRITER MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK TO STABILIZE ITS MARKET PRICE AND THE PURCHASE OF COMMON STOCK TO COVER A SHORT POSITION. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

         The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, the accompanying Prospectus. Unless the context otherwise requires, as used herein the terms "Company" or "JDN" include JDN Realty Corporation, its predecessor, JDN Development Company, Inc., subsidiaries of JDN Realty Corporation and JDN Development Company, Inc., and joint ventures (including limited liability companies) in which JDN Realty Corporation, JDN Development Company, Inc. or their subsidiaries own an interest.


                                  THE COMPANY

         The Company, which began operations in 1978, is a real estate development company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. As of January 31, 1998, the Company owned and operated 70 properties containing approximately 8.4 million square feet of gross leasable area ("Company GLA") located in 12 states, primarily in the Southeast. The principal tenants of the Company's properties include Wal-Mart, Lowe's and Kroger. The Company also owns 103 undeveloped parcels of land containing a total of 282 acres which are available for ground leasing, tenant expansion, future retail development or exchange. The Company has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes.

         The Company is one of the largest developers of Wal-Mart anchored shopping centers in the United States. The Company and its founders have developed or jointly developed 141 shopping center projects, 95 of which were built on assignment from Wal-Mart, and have developed, sold or leased more than 150 outparcels.

         The Company's business objective is to increase its funds from operations per share by (i) development of new shopping centers anchored by strong shopping center retailers, (ii) redevelopment and expansion of its existing properties, (iii) effective leasing and management of its properties and ground leasing of adjacent outparcels and (iv) acquisition of existing shopping centers. The Company is a fully integrated real estate firm with in-house development, redevelopment, expansion, leasing, property management and acquisition expertise.


                              RECENT DEVELOPMENTS

         Operating Results and Distributions. Funds from operations ("FFO") increased 10.1% on a per share basis between the years ended December 31, 1997 and 1996 and 12.5% on a per share basis between the three months ended December 31, 1997 and 1996. The Company generally considers FFO a widely used and appropriate measure of performance for an equity REIT which provides a relevant basis for comparison among REITs. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. to mean net income computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent cash provided by operating activities, as defined by GAAP, should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of operating performance and is not indicative of cash available to fund all cash flow needs, including the Company's ability to make cash distributions.

         The Company's payout ratio, based on FFO, decreased from 82.0% for the three months ended December 31, 1996 to 76.8% for the three months ended December 31, 1997.

         Medium Term Note Program. On February 5, 1998, the Company entered into a Distribution Agreement with Merrill Lynch, Pierce, Fenner & Smith, Incorporated, BT Alex. Brown Incorporated, Morgan Stanley & Co. Incorporated and Salomon Brothers Inc relating to the proposed issue and sale from time to time of up to $505.5 million of the Company's Medium-Term Notes (the "Notes") Due Nine Months or More From the Date of Issue (the "Medium-Term Note Program"), as more fully described in the Company's Prospectus Supplement, dated February 5, 1998, to the Prospectus. The aggregate offering price under the Medium-Term Note Program is subject to reduction as a result of the sale by the Company of other Securities described in the accompanying Prospectus, including the Common Stock offered hereby. The Company intends to use any proceeds from the issuance and sale of the Notes to fund future development, redevelopment and acquisition opportunities, to repay indebtedness incurred in connection with such opportunities, for working capital or for general corporate purposes.

         Common Stock Offerings. On November 18, 1997, the Company issued 3,000,000 shares of its Common Stock in a public offering (the "November Offering") for net proceeds to the Company of approximately $89.2 million. On February 17, 1998, the Company issued 1,035,000 shares of its Common Stock in a public offering (the "February Offering") for net proceeds to the Company of approximately $33.2 million. The Company used the net proceeds from the November Offering and the February Offering to repay indebtedness outstanding under the Company's $150 million unsecured credit facility (the "Unsecured Line of Credit") led by Wachovia Bank of Georgia, N.A., as agent.

         Proposed Common Stock Offerings. The Company is currently considering offering up to $30 million of Common Stock to institutional buyers at the prevailing market price of the Common Stock. There can be no assurance that these offerings will be consummated.

         Acquisitions. During the quarter ended December 31, 1997, the Company purchased a 125,657 square foot shopping center in Topeka, Kansas for a purchase price of approximately $1.9 million. On February 4, 1998, the Company purchased a portfolio of five shopping center properties in Milwaukee, Wisconsin aggregating 1,115,189 square feet for a purchase price of approximately $58.4 million.

         Proposed Acquisition. The Company has entered into a contract to purchase a 204,291 square foot center in Fayetteville, North Carolina for $12.9 million which is expected to close no later than February 28, 1998. There can be no assurance, however, that this transaction will be consummated. The Company holds a $10.5 million mortgage loan with the seller which bears interest at 11.0% and is secured by the Fayetteville shopping center. Management expects that this loan will be satisfied by the seller from the proceeds of the sale of the shopping center to the Company.

         Tenant Developments. On February 2, 1998, Bruno's Inc. ("Bruno's") filed for Chapter 11 bankruptcy protection in federal bankruptcy court in Delaware. At January 31, 1998, Bruno's was a tenant in seven of the Company's shopping centers and owned space that is part of an eighth shopping center owned by the Company. As of January 31, 1998, Bruno's represented 3.6% of the Company's annualized base rent. Management of the Company does not believe that the bankruptcy of Bruno's will have a material adverse effect on the results of operations or financial condition of the Company. There can be no assurance, however, that such an adverse effect will not occur.

         Legal Proceedings. The Company is, from time to time, a party to legal proceedings which arise in the ordinary course of its business. The Company is not currently involved in any litigation nor, to management's knowledge, is any litigation threatened against the Company, the outcome of which would, in management's judgment based on information currently available, have a material adverse effect on the results of operations or financial condition of the Company.

                                  THE OFFERING

Common Stock offered hereby...................................   598,131 shares

Common Stock to be outstanding after the Offering.............   20,131,658 shares (1)

Use of proceeds...............................................   To repay borrowings outstanding under the
                                                                 Unsecured Line of Credit.

NYSE symbol...................................................   JDN


-------------
(1) Excludes 1,822,093 shares of Common Stock reserved for issuance under the Company's 1993 Incentive Stock Plan (the "Incentive Plan"), 300,000 shares of Common Stock reserved for issuance under the Company's 1993 Non-Employee Director Stock Option Plan, 491,049 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan, and 99,168 shares of Common Stock reserved for issuance under the Company's 1995 Employee Stock Purchase Plan. In July 1997, the Company's Board of Directors authorized an amendment to the Incentive Plan, subject to shareholder approval, increasing the number of shares of Common Stock reserved for issuance to 1,855,393, of which 33,300 have been issued upon exercise of stock options under the Incentive Plan.

                                USE OF PROCEEDS

         The net proceeds to the Company from the sale of the shares of the Common Stock offered hereby, after deducting the underwriting discount and estimated expenses of this Offering, are approximately $18.9 million.

         The Company intends to use all of the net proceeds to repay amounts outstanding under the Unsecured Line of Credit. Borrowings outstanding under the Unsecured Line of Credit were $53.0 million at January 31, 1998, bearing interest at LIBOR plus 1.25% (7.08% at January 31, 1998) and maturing in May 2000.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

         The Common Stock is listed on the NYSE under the symbol "JDN." The following table sets forth the range of high and low sale prices on the NYSE and the distributions per share declared by the Company for the periods indicated.


                                                                                                   DISTRIBUTIONS
                                                                      HIGH            LOW            PER SHARE
                                                                      ----            ---            ---------
           1996
           First Quarter.......................................     $24.2500        $20.6250              $.4550
           Second Quarter......................................      22.8750         20.3750               .4750 (1)
           Third Quarter.......................................      24.5000         20.8750               .4750
           Fourth Quarter......................................      27.6250         23.7500               .4750
           1997
           First Quarter.......................................      29.1250         25.2500               .4750
           Second Quarter......................................      31.3750         26.2500               .5000 (2)
           Third Quarter.......................................      34.0625         30.3750               .5000
           Fourth Quarter......................................      35.0000         30.0000               .5000
           1998
           First Quarter (through February 18, 1998)...........      33.7500         30.6250                 (3)


-----------
(1) On June 11, 1996, the Company increased its quarterly distribution from $.4550 to $.4750 per share.

(2) On May 22, 1997, the Company increased its quarterly distribution from $.4750 to $.5000 per share.

(3) The Company's Board of Directors has not yet declared a distribution for the first quarter of 1998.

         On February 18, 1998, the last reported sale price of the Common Stock on the NYSE was $33.4375 per share. As of February 18, 1998, there were approximately 436 holders of record of the Company's Common Stock. The Company's current indicated annualized distribution is $2.00 per share. For the year ended December 31, 1997, 27% of the Company's declared distributions were a return of capital for federal income tax purposes and management believes that a portion of the Company's distributions declared in 1998 to shareholders will be a return of capital for federal income tax purposes.

         The Company currently has a Dividend Reinvestment and Stock Purchase Plan (the "Plan"), which permits shareholders to acquire additional shares of Common Stock by automatically reinvesting cash distributions and making optional cash purchases without payment of any brokerage commissions or service charges. Shareholders who do not participate in the Plan continue to receive cash distributions as paid.

         The Company intends to continue to pay regular quarterly distributions to shareholders. Future distributions will be declared and paid at the discretion of the Board of Directors and will depend upon cash generated by operating activities, the Company's financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and such other factors as the Board of Directors deems relevant.

         The Company anticipates that cash available for distribution will be greater than earnings and profits as a result of non-cash expenses, comprised primarily of depreciation and amortization, to be incurred by the Company. Distributions by the Company to the extent of its current accumulated earnings and profits for federal income tax purposes will be taxable to shareholders as ordinary dividend income. Distributions in excess of earnings and profits generally will be treated as non-taxable return of capital. Such distributions have the effect of deferring taxation until the sale of a shareholder's Common Stock. In order to maintain its qualification as a REIT, the Company must make annual distributions to shareholders of at least 95% of its taxable income. Under certain circumstances, which management of the Company does not expect to occur, the Company could be required to make distributions in excess of cash available for distribution in order to meet such requirements.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         Recently Announced Proposals. On February 2, 1998, the Clinton Administration announced its revenue proposals for the 1998/1999 Federal budget. These proposals contain certain provisions that, if enacted, would significantly modify the REIT-related Code provisions. The following list sets forth the major changes that have been proposed: (i) limit the grandfathered status of existing stapled, or paired-share, REITs by treating the stapled entities as one entity with respect to properties acquired and activities or services performed relating to such properties after the effective date; (ii) restrict impermissible businesses indirectly conducted by REITs by prohibiting REITs from acquiring stock that represents more than 10% of the vote or 10% of the value of all classes of stock of a corporation after the effective date (subject to certain grandfather provisions); and (iii) modify the treatment of closely held REITs by imposing as an additional requirement for initial REIT qualification that no person can own stock of a REIT possessing more than 50% of the total combined voting power of all classes of voting stock or more than 50% of the total value of shares of all classes of stock. The proposal would also repeal Code Section 1374, thereby effectively eliminating the tax-free conversions of large C corporations to REITs; any such conversion would be treated as a liquidation of the C corporation followed by a contribution of the assets to a REIT. If enacted, the effective date of each of these provisions will generally be the first date of committee action.

         Of these proposed changes, only the restriction on holding stock of entities conducting impermissible businesses could directly affect the Company. If such provision is enacted, there could be a material change in the way the Company conducts its business. These provisions represent only the Clinton Administration's proposals; no action has been initiated in Congress. At this time, it is uncertain whether any or all of these provisions, or additional provisions, will be enacted.

                                  UNDERWRITING

         Pursuant to the terms and subject to the conditions of a terms agreement (the "Terms Agreement") and a related underwriting agreement (collectively with the Terms Agreement, the "Underwriting Agreement"), A.G. Edwards & Sons, Inc. (the "Underwriter") has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 598,131 shares of Common Stock.

         The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P., which intends to deposit such shares, together with shares of common stock of other entities also acquired from the Underwriter, into a newly-formed unit investment trust registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter is not an affiliate of Nike Securities L.P. or the Trust. The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P. at an aggregate purchase price of $19,201,142, resulting in an aggregate underwriting discount of $200,015. It is anticipated that the Underwriter will also participate in the distribution of units of the Trust and will receive compensation therefor.

         Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

         Until the distribution of the shares of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with this Offering.

         If the Underwriter creates a short position in the Common Stock in connection with this Offering, i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing shares in the open market.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

         Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the shares of Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         In the ordinary course of business, the Underwriter and its affiliates have engaged and may in the future engage, in investment banking transactions with the Company.


                                 LEGAL MATTERS

         The validity of the Common Stock offered hereby, as well as certain legal matters relating to the Company, will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. In addition, the description of federal income tax consequences contained in the section of this Prospectus Supplement entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Waller Lansden Dortch & Davis, A Professional Limited Liability Company. Certain legal matters related to the Offering will be passed upon for the Underwriter by Chapman and Cutler, Chicago, Illinois. Waller Lansden Dortch & Davis, A Professional Limited Liability Company, and Chapman and Cutler will rely on the opinion of Brown & Wood LLP, Washington, D.C., as to certain matters of Maryland law.

===============================================================================

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, the shares offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus Supplement and the accompanying Prospectus or in the affairs of the Company since the date hereof.

                              ------------------

                  TABLE OF CONTENTS
                                                Page
                                                ----
                PROSPECTUS SUPPLEMENT
The Company...................................  S-3
Recent Developments...........................  S-3
The Offering..................................  S-5
Use of Proceeds...............................  S-5
Price Range of Common Stock and
    Distributions.............................  S-5
Certain Federal Income Tax
    Considerations............................  S-6
Underwriting..................................  S-7
Legal Matters.................................  S-7

                    PROSPECTUS
Available Information........................2
Incorporation of Certain Documents
   By Reference..............................2
The Company..................................3
Use of Proceeds..............................3
Ratio of Earnings to Fixed Charges...........4
Description of Capital Stock.................4
Description of Common Stock..................6
Description of Common Stock Warrants.........7
Description of Preferred Stock...............8
Description of Debt Securities..............12
Plan of Distribution........................17
Experts.....................................18
Legal Matters...............................18
===============================================================================

===============================================================================

                                598,131 Shares




                            JDN REALTY CORPORATION



                                 Common Stock


                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------





                          A. G. EDWARDS & SONS, INC.




                               FEBRUARY 18, 1998

===============================================================================